FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August, 2023

Gilat Satellite Networks Ltd
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

On August 8, 2023, the Registrant issued a press release announcing its unaudited second quarter 2023 results. A copy of this press release is furnished herewith.

The attached press release is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 8, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

2

Gilat Reports Second Quarter 2023 Results

Presents a Robust 22% Year-over-Year Growth in Revenues;
GAAP Operating Income More Than Tripled and Adjusted EBITDA Grew
by 74%. The Company Raises its Full Year 2023 Guidance

Petah Tikva, Israel – August 8, 2023 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, reported today its results for the second quarter, ended June 30, 2023.

Second Quarter 2023 Financial Highlights

•	Revenues of $67.6 million, up 22% compared with $55.5 million in Q2 2022;

•	GAAP operating income of $5.4 million, compared with $1.5 million in Q2 2022;

•	Non-GAAP operating income of $6.1 million, compared with $2.4 million in Q2 2022;

•	GAAP net income of $4.3 million, or $0.08 earnings per diluted share, compared with $0.5 million, or $0.01 earnings per diluted share in Q2 2022;

•	Non-GAAP net income of $4.9 million, or $0.09 earnings per diluted share, compared with $1.4 million, or $0.03 earnings per diluted share in Q2 2022;

•	Adjusted EBITDA of $9.2 million, up 74% compared with $5.3 million in Q2 2022;

Forward-Looking Expectations

The Company today raised its 2023 revenues guidance to between $265 to $285 million, representing year-over-year growth of 15% at the mid-point, as well as increased its GAAP operating income guidance to between $18 to $22 million, representing year-over-year growth of 101% at the mid-point and its adjusted EBITDA guidance to between $33 to $37 million, representing year-over-year growth of 39% at the mid-point.

Adi Sfadia, Gilat's CEO, commented:

“We are very pleased with our strong second quarter results, with solid growth in revenue, which was up 22% year-over-year, and a stronger growth in Adjusted EBITDA, up 74% year-over-year, demonstrating operating leverage in our business model. The revenue growth was broad across most of our business areas, a testimony to the strong market interest in Gilat’s solutions as well as growing interest in satellite communications overall.

We are experiencing a significant expansion in our in-flight connectivity (IFC) business with a growing demand for both electronically steered antennas (ESA) and Solid-State Power Amplifiers (SSPA) from existing and new customers.

We signed a significant agreement and received the first orders from Satcom Direct, for the development and supply of new ultra-low profile electronically steered antennas (ESA) to operate over OneWeb’s LEO constellation. This ESA project is an important turning point and an important future growth engine as we increase our presence by entering new market segments such as IFC for business jets, as well as connectivity for government and military aviation.

We are progressing in obtaining the necessary regulatory approvals for our acquisition of DataPath Inc., which was announced during the first quarter. Conditioned upon this process's satisfactory conclusion, we anticipate that the closing of the transaction will occur in Q4 2023.

Mr. Sfadia concluded, "Not only did we report strong results in the quarter, but we also had strong bookings and signed some strategic deals this quarter, all of which led us to increase our 2023 guidance and makes me confident about our ability to materialize our long-term growth potential.”

Key Recent Announcements

•	Satcom Direct and Gilat Sign Strategic Agreement for Joint ESA Project to Expand Plane Simple® Portfolio

•	Tier 1 Telecom Operator Selects Gilat Satellite Connectivity for a Major Western European Utility Company

•	Gilat Awarded Millions of Dollars in Orders for Cellular Backhaul Over Satellite Project in Mexico

Conference Call Details
Gilat’s management will discuss its second quarter 2023 results and business achievements and participate in a question-and-answer session:

Date:	Tuesday, August 8, 2023
Start:	09:30 AM EDT / 16:30 IDT
Dial-in:	US: 1-888-407-2553 International: +972-3-918-0609

A simultaneous webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: https://veidan.activetrail.biz/gilatq2-2023

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Non-GAAP Measures
The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income (loss), adjusted EBITDA, and earnings (losses) per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. Non-GAAP financial measures mainly exclude, if and when applicable, the effect of non-cash stock-based compensation expenses, amortization of purchased intangibles, amortization of intangible assets related to acquisition transactions, lease incentive amortization, impairment of held for sale asset, income tax effect on adjustments, one-time changes of deferred tax assets, and other operating expenses (income), net.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income (loss) for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's net income (loss) and adjusted EBITDA is presented in the attached summary financial statements.

Non-GAAP presentations of gross profit, operating expenses, operating income, income before taxes on income, net income (loss), adjusted EBITDA and earnings (losses) per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

Gilat Satellite Networks
Mayrav Sher, Head of Finance and Investor Relations
MayravS@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands (except share and per share data)

	Six months ended			Three months ended
	June 30,			June 30,
	2023	2022		2023	2022
	Unaudited			Unaudited

Revenues	$126,551		$106,863	$67,589		$55,454
Cost of revenues	76,330		70,706	42,053		35,685

Gross profit	50,221		36,157	25,536		19,769

Research and development expenses, net	19,003		16,386	9,384		8,718
Selling and marketing expenses	11,941		10,310	5,932		4,960
General and administrative expenses	9,155	*)	8,495	4,724	*)	4,311
Impairment of held for sale asset	-		439	-		229
Other operating expenses (income), net	(2,340)	*)	60	47	*)	60

Total operating expenses	37,759		35,690	20,087		18,278

Operating income	12,462		467	5,449		1,491

Financial expenses, net	735		1,663	586		468

Income (loss) before taxes on income	11,727		(1,196)	4,863		1,023

Taxes on income	1,822		832	538		517

Net income (loss)	$9,905		$(2,028)	$4,325		$506

Earnings (losses) per share (basic and diluted)	$0.17		$(0.04)	$0.08		$0.01

Weighted average number of shares used in
computing earnings (losses) per share
Basic	56,615,714		56,574,296	56,617,943		56,597,523
Diluted	56,622,204		56,574,296	56,620,977		56,637,208

*) Reclassified

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	June 30, 2023			June 30, 2022
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$25,536	95	$25,631	$19,769	81	$19,850
Operating expenses	20,087	(513)	19,574	18,278	(832)	17,446
Operating income	5,449	608	6,057	1,491	913	2,404
Income before taxes on income	4,863	608	5,471	1,023	913	1,936
Net income	$4,325	608	$4,933	$506	913	$1,419

Earnings per share (basic and diluted)	$0.08	$0.01	$0.09	$0.01	$0.02	$0.03

Weighted average number of shares used in
computing earnings per share
Basic	56,617,943		56,617,943	56,597,523		56,597,523
Diluted	56,620,977		56,620,977	56,637,208		56,773,970

(*)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to acquisition transactions, impairment of held for sale asset and other operating expenses.

	Three months ended June 30, 2023	Three months ended June 30, 2022
	Unaudited	Unaudited

GAAP net income	$4,325	$506

Gross profit
Non-cash stock-based compensation expenses	95	76
Amortization of intangible assets related to acquisition transactions	-	5
	95	81
Operating expenses
Non-cash stock-based compensation expenses	417	493
Amortization of intangible assets related to acquisition transactions	49	50
Impairment of held for sale asset	-	229
Other operating expenses	47	60
	513	832

Non-GAAP net income	$4,933	$1,419

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Six months ended			Six months ended
	June 30, 2023			June 30, 2022
	GAAP	Adjustments (*)	Non-GAAP	GAAP	Adjustments (*)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$50,221	170	$50,391	$36,157	156	$36,313
Operating expenses	37,759	1,296	39,055	35,690	(1,515)	34,175
Operating income	12,462	(1,126)	11,336	467	1,671	2,138
Income (loss) before taxes on income	11,727	(1,126)	10,601	(1,196)	1,671	475
Net income (loss)	9,905	(1,126)	8,779	(2,028)	1,671	(357)

Earnings (losses) per share (basic and diluted)	$0.17	$(0.01)	$0.16	$(0.04)	$0.03	$(0.01)

Weighted average number of shares used in
computing earnings (losses) per share
Basic	56,615,714		56,615,714	56,574,296		56,574,296
Diluted	56,622,204		56,622,204	56,574,296		56,574,296

(*)
Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718, amortization of intangible assets related to acquisition transactions, impairment of held for sale asset and other operating expenses (income), net.

	Six months ended June 30, 2023	Six months ended June 30, 2022
	Unaudited	Unaudited

GAAP net income (loss)	$9,905	$(2,028)

Gross profit
Non-cash stock-based compensation expenses	170	145
Amortization of intangible assets related to acquisition transactions	-	11
	170	156
Operating expenses
Non-cash stock-based compensation expenses	944	916
Amortization of intangible assets related to acquisition transactions	100	100
Impairment of held for sale asset	-	439
Other operating expenses (income), net	(2,340)	60
	(1,296)	1,515

Non-GAAP net income (loss)	$8,779	$(357)

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Six months ended		Three months ended
	June 30,		June 30,
	2023	2022	2023	2022
	Unaudited		Unaudited

GAAP net income (loss)	$9,905	$(2,028)	$4,325	$506
Adjustments:
Financial expenses, net	735	1,663	586	468
Taxes on income	1,822	832	538	517
Non-cash stock-based compensation expenses	1,114	1,061	512	569
Impairment of held for sale asset	-	439	-	229
Other operating expenses (income), net	(2,340)	60	47	60
Depreciation and amortization (*)	6,335	5,792	3,172	2,941

Adjusted EBITDA	$17,571	$7,819	$9,180	$5,290

(*) Including amortization of lease incentive

SEGMENT REVENUES:

	Six months ended		Three months ended
	June 30,		June 30,
	2023	2022	2023	2022
	Unaudited		Unaudited

Satellite Networks	$74,273	$51,627	$40,727	$26,857
Integrated Solutions	25,619	29,397	12,700	15,691
Network Infrastructure and Services	26,659	25,839	14,162	12,906

Total revenues	$126,551	$106,863	$67,589	$55,454

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$87,408	$86,591
Restricted cash	374	541
Trade receivables, net	41,577	50,644
Contract assets	17,557	24,971
Inventories	40,049	33,024
Other current assets	22,744	19,283

Total current assets	209,709	215,054

LONG-TERM ASSETS:
Restricted cash	14	13
Long-term contract assets	9,980	11,149
Severance pay funds	5,551	5,947
Deferred taxes	16,445	18,265
Operating lease right-of-use assets	3,198	3,891
Other long-term assets	9,086	10,737

Total long-term assets	44,274	50,002

PROPERTY AND EQUIPMENT, NET	73,895	76,578

INTANGIBLE ASSETS, NET	209	309

GOODWILL	43,468	43,468

TOTAL ASSETS	$371,555	$385,411

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEETS (Cont.)
U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$14,662	$20,668
Accrued expenses	43,091	50,356
Advances from customers and deferred revenues	33,240	30,531
Operating lease liabilities	1,870	1,941
Other current liabilities	14,353	22,291

Total current liabilities	107,216	125,787

LONG-TERM LIABILITIES:
Accrued severance pay	6,381	6,580
Long-term advances from customers and deferred revenues	1,480	1,041
Operating lease liabilities	1,261	1,890
Other long-term liabilities	181	5,988

Total long-term liabilities	9,303	15,499

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,711	2,711
Additional paid-in capital	933,200	932,086
Accumulated other comprehensive loss	(6,955)	(6,847)
Accumulated deficit	(673,920)	(683,825)

Total shareholders' equity	255,036	244,125

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$371,555	$385,411

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
	Unaudited		Unaudited
Cash flows from operating activities:
Net income (loss)	$9,905	$(2,028)	$4,325	$506
Adjustments required to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation and amortization	6,222	5,683	3,115	2,887
Impairment of held for sale asset	-	439	-	229
Stock-based compensation of options	1,114	1,061	512	569
Accrued severance pay, net	196	114	(101)	177
Deferred taxes, net	1,820	1,664	694	1,358
Decrease (increase) in trade receivables, net	9,398	(11,883)	2,907	(5,471)
Decrease (increase) in contract assets	8,378	(2,608)	3,461	(599)
Decrease (increase) in other assets and other adjustments (including short-term, long-term
and effect of exchange rate changes on cash and cash equivalents)	243	(7,763)	3,010	(4,047)
Increase in inventories	(7,895)	(4,075)	(272)	(1,731)
Increase (decrease) in trade payables	(4,240)	4,205	(6,229)	2,533
Decrease in accrued expenses	(5,039)	(1,690)	(2,840)	(2,442)
Increase in advance from customers and deferred revenue	3,124	7,010	7,593	4,700
Decrease in other liabilities	(15,009)	(810)	(14,161)	(1,975)
Net cash provided by (used in) operating activities	8,217	(10,681)	2,014	(3,306)

Cash flows from investing activities:
Purchase of property and equipment	(6,556)	(4,515)	(3,524)	(2,314)
Repayment of short term deposits	-	2,159	-	2,159
Net cash used in investing activities	(6,556)	(2,356)	(3,524)	(155)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,010)	32	(433)	(221)

Increase (decrease) in cash, cash equivalents and restricted cash	651	(13,005)	(1,943)	(3,682)

Cash, cash equivalents and restricted cash at the beginning of the period	87,145	84,463	89,739	75,140

Cash, cash equivalents and restricted cash at the end of the period	$87,796	$71,458	$87,796	$71,458